FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Press release — Alcatel to sell its SAFT batteries subsidiary to Doughty Hanson

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28th of October, 2003	ALCATEL

	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret Chief Financial Officer

Alcatel hereby incorporates by reference this form 6-K into three Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004.

Press release

Alcatel to sell its SAFT batteries subsidiary
to Doughty Hanson

Paris, October 20, 2003 — Alcatel (CGEP.PA et NYSE : ALA) has signed an agreement with Doughty Hanson to divest SAFT, a subsidiary of Alcatel specialized in batteries, for 390 million euros. Doughty Hanson is a European, independent private equity firm, focused on acquiring and growing industrial companies.

This acquisition complements Doughty Hanson’s portfolio of industrial companies. Since its creation in 1985, Doughty Hanson has invested in more than 60 ventures for more than 17.5 billion euros.

SAFT, a leading manufacturer of industrial and specialty batteries, employs approximately 4 000 people at 14 sites in 8 countries. SAFT revenues in 2002 were 550 million euros.

This divestment should be finalized within 3 months and is presented today to the Workers’ Council. It will be submitted for regulatory approval in the appropriate countries and will be subject to prior approval concerning foreign investments in France.

For Alcatel, this agreement is an additional step in focusing on its core business, the development and deployment of telecommunications systems and services.

According to Jean-Pascal Beaufret, CFO of Alcatel, “The backing of a financial buyer will allow SAFT greater financial flexibility to strongly support its development.”

“Doughty Hanson wants to keep the industrial expertise and the technical know-how of SAFT while supporting its development objectives. To achieve this, Doughty Hanson plans to continue operating SAFT’s industrial sites, in particular in France, and maintain local supply to its customers. SAFT, supported by Doughty Hanson, will ensure a continuous high quality service to its customers.” comments Yann Duchesne, Managing Director of Doughty Hanson in France.

About Alcatel
Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications network equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin	Tel: + 33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.com
Florence Pontieux	Tel: + 33 (0)1 40 76 12 02	Florence.pontieux@alcatel.com

Alcatel Investors Relations
Claire Pedini	Tel: +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel: +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel: +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel: +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel: +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com